General Mills, Inc.

Number One, General Mills Boulevard

Minneapolis, Minnesota 55426

August 13, 2007

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	General Mills, Inc.
Request to Withdraw Registration Statement on Form S-3
(Registration No. 333-145292) Originally Filed August 9, 2007

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), General Mills, Inc. (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).

The Registrant is requesting the withdrawal of the Registration Statement because it was filed using an incorrect submission header which identified it as a Registration Statement on Form S-3 rather than a Registration Statement on Form S-3ASR. The appropriate box was checked on the cover page of the Registration Statement identifying it as a registration statement that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

No securities have been sold under the Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via mail at Number One, General Mills Boulevard, Minneapolis, Minnesota 55426.

The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

Please do not hesitate to contact the undersigned at (763) 764-2366 or Gary L. Tygesson or Mark A. Liberman of Dorsey & Whitney LLP at (612) 340-2600 with any questions you may have.

Sincerely,

GENERAL MILLS, INC.

By:	/s/ Cam. C. Hoang
Cam C. Hoang Counsel and Assistant Corporate Secretary